EXHIBIT 99.1

Brookfield Business Partners Completes 2024 Annual Filings

BROOKFIELD, NEWS, April 09, 2025 (GLOBE NEWSWIRE) --  Brookfield Business Partners L.P. (NYSE: BBU, TSX: BBU.UN) today announced that it has filed its 2024 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2024, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR+. These documents are also available on our website at https://bbu.brookfield.com/bbuc in the Reports & Filings section and a hard copy will be provided to shareholders free of charge upon request.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: + 1 (416) 645-2736 Email: alan.fleming@brookfield.com